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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*
                                             ---

                               ARAMARK CORPORATION
                               -------------------
                                (Name of Issuer)

                 Common Stock, Class A, $.01 Par Value Per Share
                 Common Stock, Class B, $.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                           Common Stock, Class A: none
                        Common Stock, Class B: 038521100
                        --------------------------------
                                 (CUSIP Number)

                         Bart J. Colli, General Counsel
         ARAMARK Corporation, 1101 Market Street, Philadelphia, PA 19107
                                 (215) 238-6846
      ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 16, 2002
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                      -1-

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                                  SCHEDULE 13D

CUSIP No. Class A Common Stock: None
          Class B Common Stock: 038521100

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
         Joseph Neubauer
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                             (a) [ ]
                                                                   (b) [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS
         PF/1/

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS
         2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

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                       7.    SOLE VOTING POWER
NUMBER OF                    26,458,049 shares, Class A Common Stock/2/
SHARES                       17,744,365 shares, Class B Common Stock/3/
BENEFICIALLY
OWNED BY EACH          ---------------------------------------------------------
REPORTING              8.    SHARED VOTING POWER
PERSON WITH                  None


                       ---------------------------------------------------------
                       9.    SOLE DISPOSITIVE POWER
                             26,458,049 shares, Class A Common Stock/2/
                             17,744,365 shares, Class B Common Stock/3/

                       ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
                             None

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        26,458,049 shares, Class A Common Stock/2/
        17,744,365 shares, Class B Common Stock/3/

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        20.6% Class A Common Stock/4/
        22.4% Class B Common Stock/4/

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (See Instructions)
        IN

--------------------------------------------------------------------------------

----------

/1/ Some of the shares of Class A Common Stock are pledged to secure the lines of credit disclosed in Item 6.

/2/ Includes 320,000 shares that are issuable within 60 days upon exercise of outstanding stock options.

/3/ Includes 39,000 shares currently outstanding and 17,705,365 shares issuable upon conversion of an equal number of shares of Class A Common Stock (including 213,334 shares of Class A Common Stock that are issuable within 60 days upon the exercise of outstanding stock options). The total number of shares of Class A Common Stock reflected herein also include the 17,705,365 shares referenced in the preceding sentence, which are convertible, currently or within 60 days, into an equal number of shares of Class B Common Stock. Upon conversion of any shares of Class A Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

/4/ Based on the number of Shares of Class A Common Stock and Class B Common Stock outstanding as of July 26, 2002, as reported in the Issuer's Form 10-Q for the quarter ended June 28, 2002.

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                                  SCHEDULE 13D

         This Amendment No. 8 amends the Schedule 13D, as amended, filed by Joseph Neubauer (the "Reporting Person") with the Securities and Exchange Commission (the "Commission").

Item 1.  Security and Issuer.

         This Amendment No. 8 relates to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), and the Class B common stock, par value $0.01 per share (the "Class B Common Stock"), of ARAMARK Corporation (the "Issuer"). The principal executive offices of the Issuer are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

         On December 14, 2001, in connection with the merger of the previously existing ARAMARK Corporation ("Old ARAMARK") into the Issuer (the "Merger"), the Issuer issued two shares of its Class A Common Stock in exchange for each outstanding share of Old ARAMARK Class B common stock, par value $0.01 per share (the "Old Class B Common Stock"). The shares of Class A Common Stock into which the shares of Old Class B Common Stock were converted were classified as follows: one-third as Class A-1 Common Stock, par value $0.01 per share (the "Class A-1 Common Stock"), one-third as Class A-2 Common Stock, par value $0.01 per share (the "Class A-2 Common Stock") and one-third as Class A-3 Common Stock, par value $0.01 per share (the "Class A-3 Common Stock"). The terms of the Class A-1 Common Stock, Class A-2 Common Stock and Class A-3 Common Stock are identical except that, subject to limited exceptions, the Class A-1 Common Stock became convertible into unrestricted Class B Common Stock on June 9, 2002, the Class A-2 Common Stock will become convertible into unrestricted Class B Common Stock on December 6, 2002, and the Class A-3 Common Stock will become convertible into unrestricted Class B Common Stock on June 4, 2003. As of October 16, 2002, the Reporting Person was deemed to beneficially own the shares of Class B Common Stock into which his Class A-1 Common Stock (including shares of Class A-1 Common Stock issuable within 60 days upon the exercise of outstanding stock options) are convertible, and into which his Class A-2 Common Stock (including shares of Class A-2 Common Stock issuable within 60 days upon the exercise of outstanding stock options) could be converted on or after December 6, 2002. To the extent any shares of Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person's beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

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Item 2.  Identity and Background.

(a)  The name of the person filing this Amendment No. 8 is Joseph Neubauer.

(b) The Reporting Person's business address is c/o ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(c) The Reporting Person is Chairman, Chief Executive Officer and a director of the Issuer, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as of the date hereof is 26,458,049. Of these shares, 2,125,469 are held by the Neubauer Family Foundation (the "Foundation"), of which the Reporting Person is sole trustee, and 320,000 shares will be issuable within 60 days upon exercise of outstanding stock options. Of the shares of Class A Common Stock beneficially owned by the Reporting Person, 17,705,365 shares (including 213,334 shares issuable within 60 days upon exercise of outstanding stock options) are convertible into an equal number of shares of Class B Common Stock currently or within 60 days. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as of the date hereof is 17,744,365. Of these shares of Class B Common Stock, (i) 17,705,365 shares are issuable currently or within 60 days upon conversion of an equal number of shares of Class A Common Stock (including 1,416,980 shares of Class A Common Stock held by the Foundation and 213,334 shares of Class A Common Stock that are issuable within 60 days upon exercise of outstanding stock options) and (ii) the Foundation currently holds 39,000 outstanding shares. The percentage of outstanding Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) is approximately 20.6% and 22.4%, respectively. To the extent any shares of

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     Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person's beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

(b) The Reporting Person has sole power to vote and sole power to dispose or direct the disposition of the 26,458,049 shares of Class A Common Stock and the 17,744,365 shares of Class B Common Stock referenced in the preceding paragraph.

(c)  Not applicable.

(d) Each of the Banks referred to in Item 6 below has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective Pledged Shares (as defined in Item 6 below) that have been pledged to such Bank. In each case, such Pledged Shares represent less than 5% of the Class A Common Stock and less than 5% of the Class B Common Stock. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,125,469 shares of Class A Common Stock and the 1,455,980 shares of Class B Common Stock beneficially owned by the Foundation.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Shares of the Class A Common Stock described in Item 5 above (the "Pledged Shares") have been pledged as follows: (i) the Reporting Person has pledged 920,538 shares and 3,085,290 shares, respectively, to two banks (respectively, "Bank 1" and "Bank 2" and collectively the "Banks") to secure borrowings by the Reporting Person from time to time outstanding under lines of credit made available by the Banks and (ii) the Foundation has pledged 91,500 shares to Bank 2 to secure borrowings by the Foundation from time to time outstanding under a line of credit made available by Bank 2. Approximately two-thirds of the shares of Class A Common Stock pledged to each Bank are convertible currently or within 60 days into an equal number of shares of Class B Common Stock.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

         Date: October 16, 2002

                                                         /s/ Joseph Neubauer
                                                      --------------------------
                                                         Joseph Neubauer